     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 20, 1994


                                                       REGISTRATION NO. 33-52683
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                   AMENDMENT



                                    NO. 1 TO

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

     UNION TEXAS PETROLEUM HOLDINGS, INC.                  DELAWARE                  76-0040040
      UNION TEXAS EAST KALIMANTAN LIMITED                 THE BAHAMAS                    N/A
   UNION TEXAS PETROLEUM ENERGY CORPORATION                DELAWARE                  76-0351014
     UNION TEXAS INTERNATIONAL CORPORATION                 DELAWARE                  76-6044301
       UNION TEXAS PRODUCTS CORPORATION                    DELAWARE                  76-0040039
                 UNISTAR, INC.                             DELAWARE                  76-0108150
(EXACT NAME OF EACH REGISTRANT AS SPECIFIED IN          (STATE OR OTHER           (I.R.S. EMPLOYER
                  ITS CHARTER)                          JURISDICTION OF          IDENTIFICATION NO.)
                                                       INCORPORATION OR
                                                         ORGANIZATION)
              1330 POST OAK BOULEVARD                             NEWTON W. WILSON, III
               HOUSTON, TEXAS 77056                 GENERAL COUNSEL, VICE PRESIDENT -- ADMINISTRATION
                  (713) 623-6544                                      AND SECRETARY
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,               1330 POST OAK BOULEVARD
      INCLUDING AREA CODE, OF EACH REGISTRANT'S                   HOUSTON, TEXAS 77056
           PRINCIPAL EXECUTIVE OFFICES)                              (713) 623-6544
                                                    (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
                                                   NUMBER, INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                             ---------------------
                                   Copies to:

                                 MARK ZVONKOVIC
                            CHRISTINE B. LAFOLLETTE
                             ANDREWS & KURTH L.L.P.
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 850-2800
                                 JOHN B. TEHAN
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /


                             ---------------------

     THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED APRIL 20, 1994


                                  $200,000,000

                             UNION TEXAS PETROLEUM HOLDINGS, INC.
                                   % SENIOR NOTES DUE 2004

                             ---------------------


     Interest on the Notes is payable semiannually on                and
                    of each year, commencing           , 1994. The Notes will
mature on                     , 2004. The Notes may be redeemed at any time, at
the option of the Company, in whole or in part, at a price equal to 100% of their principal amount plus accrued interest plus a Make-Whole Premium calculated by reference to the then prevailing Treasury Yield and the remaining life of the Notes. The Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with the Company's obligations under its credit facility and its 8.25% Senior Notes due 1999 and senior in right of payment to all subordinated indebtedness of the Company. The Company's obligations under the Notes will be unconditionally guaranteed by certain of its subsidiaries for the purpose of assuring that the Notes will not be structurally subordinated to the Company's obligations under its credit facility, 8.25% Senior Notes due 1999 or any other funded indebtedness of the Company that is guaranteed, from time to time, by subsidiaries of the Company. The Indenture relating to the Notes will provide for the release and addition of subsidiaries of the Company as guarantors and for the limitation of obligations of each guarantor under certain circumstances. The guarantee of the Notes by any subsidiary may be released if, but only so long as, no other funded indebtedness of the Company is guaranteed by such subsidiary. See "Capitalization" and "Description of the Notes." The Notes are not subject to any sinking fund. The Notes have been approved for listing on the New York Stock Exchange subject to official notice of issuance.

                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
  THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
   PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
                ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ---------------------

                                     INITIAL PUBLIC        UNDERWRITING          PROCEEDS TO
                                    OFFERING PRICE(1)       DISCOUNT(2)          COMPANY(3)
                                  ---------------------------------------------------------------
Per Note..........................           %                   %                    %
Total.............................           $                   $                    $

- ------------

(1) Plus accrued interest from                     , 1994.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $450,000 payable by the Company.
                             ---------------------
     The Notes are being offered by the Underwriters, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in New York, New
York, on or about                     , 1994.

GOLDMAN, SACHS & CO.
                  CHEMICAL SECURITIES INC.
                                    J.P. MORGAN SECURITIES INC.
                                                  SALOMON BROTHERS INC
                             ---------------------
           The date of this Prospectus is                     , 1994.

                             AVAILABLE INFORMATION

     Union Texas Petroleum Holdings, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at certain of the Commission's Regional Offices located at 7 World Trade Center, 13th Floor, New York, NY 10048 and 500 West Madison Street, Suite 1400, Chicago, IL 60601. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. In addition, the Company's common stock, par value $.05 per share, is listed on the New York Stock Exchange and the Pacific Stock Exchange, and the Company's 8.25% Senior Notes due 1999 are listed on the New York Stock Exchange. The Company's reports, proxy statements and other information filed under the Exchange Act may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, CA 94104.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. All of these documents may be inspected without charge at the Commission's principal office in Washington, D.C., and copies thereof may be obtained from the Commission at the prescribed rates or may be examined without charge at the public reference facilities of the Commission.
                             ---------------------
                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 1-9019) pursuant to the Exchange Act are incorporated herein by reference:


          (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993; and Current Reports on Form 8-K filed March 17, 1994 and March 31, 1994; and


          (2) All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, at its principal executive offices at 1330 Post Oak Boulevard, Houston, TX 77056, Attention:
Corporate Secretary, telephone (713) 623-6544, or to the Company, c/o Registration Department, Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, Attention: Donald T. Hansen, telephone (212) 902-6686.
                             ---------------------
     Quantities of natural gas are expressed in this Prospectus in terms of thousand cubic feet ("Mcf"), million cubic feet ("MMcf") or billion cubic feet ("Bcf"). Oil is quantified in terms of barrels ("Bbls"). Gas is converted into a barrel of oil equivalent ("boe") based on 5.8 Mcf of gas to one barrel of oil.
                             ---------------------
     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     The Company, the successor to a corporation founded in 1896, is an independent (non-integrated) oil and gas company with worldwide operations. At December 31, 1993, the Company had net proved oil and gas reserves of 381 million barrels of oil equivalent. The Company's average net daily oil and gas production during 1993 was approximately 40,000 Bbls and 373 MMcf, respectively. Substantially all of the Company's oil and gas activities are presently conducted outside of the United States, primarily in the U.K. sector of the North Sea, Indonesia and Pakistan. The Company also owns an interest in a U.S.-based petrochemicals business.

     The Company's principal properties in the North Sea are interests in the Piper, Claymore, Scapa, Saltire and Chanter oil fields, in each of which the Company owns a 20% working interest, and the Sean gas fields, in which the Company owns a 25% working interest. Major development projects undertaken by the Company at the Piper and Saltire fields in the U.K. sector of the North Sea were substantially completed in 1993. With the Piper, Saltire and Chanter fields now on stream, net daily production from the Piper and Claymore blocks is more than triple the 1992 average of 13,200 boe. During 1994, the Company expects its net daily production from these blocks to average approximately 44,000 boe. The Company's Indonesian activities consist primarily of its 37.81% working interest in a joint venture that produces natural gas and, to a lesser extent, oil and condensate from several fields in East Kalimantan, Indonesia. The natural gas is converted into liquefied natural gas ("LNG") at the Indonesian-owned LNG plant at Bontang Bay and is sold under contracts at prices that are based on a "basket" of world crude oil prices. In 1993, shipments from this plant were 217 cargoes (96 Bcf net to the Company), and the plant has shipments of approximately 240 cargoes (103 Bcf net to the Company) scheduled for 1994. The Company holds its interests in this joint venture both directly through a wholly owned subsidiary and indirectly through Unimar Company ("Unimar"), a 50/50 partnership with a subsidiary of a U.K. company, LASMO plc. The Company also participates as operator through a joint venture for the exploration for, and production of, oil and gas in Pakistan and has a 30% working interest in the currently producing fields. In the United States, the Company operates the Geismar ethylene plant near Baton Rouge, Louisiana, in which it owns a 41.67% interest.

     The Company participates worldwide in new venture exploration for oil and gas. Current activity includes interests in prospects in the United Kingdom, eastern Indonesia, Pakistan, Alaska, offshore Argentina, and offshore Tunisia.

     The strategic focus of the Company's business plan through 1995 is to concentrate approximately two-thirds of capital spending on developing the Company's core holdings, while committing the balance of the capital budget to an active exploration program targeting areas in which the Company has existing interests or experience. Capital expenditures by the Company in 1993 totaled $192 million, which included $45 million for the Company's large development projects in the U.K. sector of the North Sea that were substantially completed in 1993. For 1994, the Company has budgeted approximately $160 million for capital expenditures. In addition, during 1994 the Company intends to evaluate oil and gas reserve acquisition opportunities. The Company's business plan is based upon numerous assumptions, including assumptions as to the prices received for the Company's production, and there can be no assurance that such assumptions will prove to be correct or that actual capital expenditures will be as budgeted. See "Selected Consolidated Financial Data."

     As used herein, the "Company" means Union Texas Petroleum Holdings, Inc. and its subsidiaries unless the context requires otherwise. Two limited partnerships organized and controlled by an affiliate of Kohlberg Kravis Roberts & Co. own approximately 38% of the Company's issued and outstanding common stock. The address and telephone number of the Company's principal executive offices are 1330 Post Oak Boulevard, Houston, TX 77056, (713) 623-6544.

                                USE OF PROCEEDS


     The net proceeds from the sale of the Notes offered hereby are estimated to
be approximately $     million (after deducting underwriting discounts and
commissions and offering expenses). The Company intends to use all such proceeds to reduce the Company's debt under its $650 million unsecured revolving credit facility (the "Credit Facility") and its uncommitted and unsecured lines of credit (including approximately $3 million to be repaid to Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., and $5 million to be repaid to Chemical Bank, an affiliate of Chemical Securities Inc.). On March 31, 1994, approximately $334 million was outstanding under the Credit Facility and these lines of credit. At March 31, 1994, the Credit Facility and the lines of credit bore interest at the weighted average rate of 4.23% per annum and 4.14% per annum, respectively. The lenders' commitments under the Credit Facility terminate on June 30, 1998 (unless earlier terminated under certain circumstances).

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of December 31,1993, and as adjusted to give effect to the sale of the Notes offered hereby and the application of the net proceeds thereof (assumed to be approximately $198 million) as described under "Use of Proceeds." The following table should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated by reference in this Prospectus. See "Incorporation of Certain Documents by Reference."


                                                               AT DECEMBER 31, 1993
                                                              -----------------------
                                                                                AS
                                                              ACTUAL          ADJUSTED
                                                              -------         -------
                                                                   (IN MILLIONS)
Debt
  Short-term debt, including current maturities of
     long-term debt........................................   $    63         $    35
  Long-term debt
     Credit facility (a)...................................       280             110
     8.25% Senior Notes due 1999...........................       100             100
     Senior notes offered hereby...........................        --             200
     Other.................................................         7               7
                                                              -------         -------
          Total debt.......................................       450             452
                                                              -------         -------
Stockholders' equity
  Common stock, par value $.05 per share; 200,000,000
     shares
     authorized (b)........................................         4               4
  Capital in excess of par value...........................        20              20
  Retained earnings........................................       346             346
  Treasury stock (c).......................................        (3)             (3)
  Cumulative foreign exchange translation adjustment.......       (86)            (86)
                                                              -------         -------
       Total stockholders' equity..........................       281             281
                                                              -------         -------
          Total capitalization.............................   $   731         $   733
                                                              -------         -------
                                                              -------         -------


- ---------------


(a) In April 1994, the Company signed a commitment letter with NationsBank of Texas N.A., as agent, for an amendment and restatement of its Credit Facility (the "Amended Credit Facility"). It is anticipated that the Amended Credit Facility would provide for up to $450 million in borrowings for general corporate purposes, consisting of a $350 million revolver, which reduces quarterly by $25 million beginning July 31, 1997 and has a final maturity of April 30, 1998, and a $100 million 364-day revolver, which provides for conversion of outstanding amounts to a one-year term loan maturing April 30, 1996, if drawn. The Amended Credit Facility is expected to provide for terms similar to those contained in the existing Credit Facility, except that borrowings under the Amended Credit Facility are not expected to be determined by reference to a borrowing base. The closing of the Amended Credit Facility, which is anticipated to occur in May 1994, is subject to negotiation of definitive agreements and is conditioned upon the issuance of the Notes. There can be no assurance that the Amended Credit Facility will be consummated. If not amended, the existing Credit Facility will remain in effect.



(b) As of December 31, 1993, there were 87,659,267 shares of Common Stock issued and outstanding. This amount does not reflect 2,819,708 shares issuable on the exercise of stock options granted by the Company.



(c) At December 31, 1993, the Company held in treasury 145,828 shares of Common Stock at cost.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial information has been derived from the consolidated financial statements of the Company for each of the five years in the period ended December 31, 1993, which statements have been audited by Price Waterhouse. The information set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated herein by reference and "Capitalization" included elsewhere in this Prospectus. See "Incorporation of Certain Documents by Reference."

                                                                                YEARS ENDED DECEMBER 31,
                                                               -----------------------------------------------------------
                                                                1989         1990         1991         1992         1993
                                                               -------      -------      -------      -------      -------
                                                                      (IN MILLIONS, EXCEPT PER SHARE AND RATIO DATA)
STATEMENT OF CONSOLIDATED INCOME DATA
  Revenues
    Sales and operating revenues.............................. $   982      $ 1,283      $   977      $   669      $   682
    Business interruption insurance...........................     155           --           --           --           --
    Interest income and other revenues........................      23           49           92           32            6
    Net income of equity investees............................      17            1           11           13            9
                                                               -------      -------      -------      -------      -------
        Total.................................................   1,177        1,333        1,080          714          697
  Costs and other deductions
    Product costs and operating expenses......................     594          676          553          318          301
    Exploration expenses......................................      75           83           71           67           94
    Depreciation, depletion and amortization..................     154          186          125           77          243(c)
    Selling, general and administrative expenses..............      47           52           44           27           24
    Interest expense..........................................      55           62           47            4            6
    Preferred dividends of a subsidiary.......................       5            5            4            2            2
    Other credits, net........................................      --           --         (212)           6           --
                                                               -------      -------      -------      -------      -------
    Income before income taxes, extraordinary items and
      cumulative effect of changes in accounting principles...     247          269          448          213           27
    (Benefit from) provision for income taxes.................      74          153          168          103           (4)
                                                               -------      -------      -------      -------      -------
    Income before extraordinary items and cumulative effect of
      changes in accounting principles........................     173          116          280          110           31
    Extraordinary items(a)....................................      --           --           53          (20)          --
    Cumulative effect of changes in accounting principles.....      --           --           --          (76)          (4)
                                                               -------      -------      -------      -------      -------
  Net income.................................................. $   173      $   116      $   333      $    14      $    27
                                                               =======      =======      =======      =======      =======
  Net income (loss) per share of common stock................. $  1.49      $   .81      $  3.11      $  (.26)     $   .31
                                                               =======      =======      =======      =======      =======
  Common stock dividends per share............................ $   .20      $   .20      $   .20      $   .20      $   .20
  Average number of shares outstanding........................    84.0         84.6         85.2         85.8         87.2
STATEMENT OF CASH FLOWS DATA
  Net cash provided by operating activities................... $   233      $   367      $   272      $   241      $   191
                                                               -------      -------      -------      -------      -------
  Cash flows from investing activities
    Additions to property, plant and equipment................    (220)        (301)        (377)        (296)        (144)
    Cash provided (required) by equity investees..............      13          (22)         (31)          29           20
    Net proceeds from sales of businesses.....................      --           --          831          (18)         (43)
    Disposition (acquisition) of note receivable, net.........     (38)          42           --           --           --
                                                               -------      -------      -------      -------      -------
    Net cash provided (required) by investing activities......    (245)        (281)         423         (285)        (167)
                                                               -------      -------      -------      -------      -------
  Cash flows from financing activities
    Proceeds from issuance of long-term debt..................      --          151           31          465           30
    Payments to settle long-term debt and capitalized lease
      obligations.............................................      (4)          (4)        (172)        (529)        (118)
    Redemption of Preferred Auction Rate Stock................      --           --           --           --          (75)
    Redemption of preferred stock and common stock warrants...      --           --           --         (500)          --
    Purchase of treasury stock................................      (2)          --           (4)          --           --
    Proceeds from issuance of treasury stock..................      --           10           --           --           --
    Proceeds from issuance of common stock....................      --           --            9            4           18
    Short-term borrowings.....................................      --           --           --            6           55
    Dividends paid............................................     (58)         (58)         (58)         (47)         (17)
                                                               -------      -------      -------      -------      -------
      Net cash provided (required) by financing activities....     (64)          99         (194)        (601)        (107)
                                                               -------      -------      -------      -------      -------
  Net increase (decrease) in cash and cash equivalents........ $   (76)     $   185      $   501      $  (645)     $   (83)
                                                               =======      =======      =======      =======      =======
RATIO OF EARNINGS TO FIXED CHARGES(B).........................    3.60         3.47         4.94         7.93         1.61(c)

 ------------
See accompanying notes.

                                                                                   YEARS ENDED DECEMBER 31,
                                                                    -------------------------------------------------------
                                                                     1989        1990        1991        1992        1993
                                                                    -------     -------     -------     -------     -------
                                                                                         (IN MILLIONS)
SELECTED BALANCE SHEET DATA
  Cash and cash equivalents.......................................  $    61     $   245     $   746     $   101     $    18
  Working capital.................................................       (8)        114         576          34        (113)
  Property, plant and equipment (net).............................    1,253       1,487       1,157       1,199       1,089
  Total assets....................................................    1,721       2,102       2,247       1,581       1,339
  Short-term debt, including current
    maturities of long-term debt..................................        5           6         104           9          63
  Long-term debt..................................................      534         685         422         474         387
  Total debt......................................................      539         691         526         483         450
  Preferred stock.................................................      275         275         275          75          --
  Stockholders' equity............................................      275         375         674         269         281

- ------------

(a) In the year ended December 31, 1991, the Company recognized an extraordinary tax benefit of $53 million from utilization of net operating loss carryforwards as a result of the sale of the domestic businesses. In the first quarter of 1992, the Company recognized an extraordinary loss of $20 million as a result of the early redemption of debt.

(b) For purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income plus fixed charges. Fixed charges consist of interest expense, capitalized interest, amortization of discount and financing costs and the portion of rent expense which is deemed to be representative of the interest component of rent expense.


(c) During 1993, the Company recorded a non-cash charge to depreciation, depletion and amortization of $103 million pretax ($48 million after-tax) for the write-down of its investment in the U.K. North Sea's Piper field. Excluding the effect of the Piper write-down, the ratio of earnings to fixed charges for 1993 would have been 4.45. As adjusted to give effect to the sale of the Notes at an assumed interest rate of 8.6%, and the application of the proceeds therefrom, the ratio of earnings to fixed charges for the year ended December 31, 1993 would have been 1.29; excluding the effect of the Piper write-down, this pro forma ratio would have been 3.57.


     During 1991, the Company sold its domestic exploration and production business and its domestic gas processing business for $861 million in cash. As a result of the net gain on such sales, the Company's 1991 income increased by $203 million. In 1992, the Company completed the early redemption of its Senior Subordinated Reset Notes and 13% Subordinated Notes. As a result of this early redemption, the results of operations for the year ended December 31, 1992 include an extraordinary charge of $20 million representing the debt premium and the unamortized issuance cost. In 1992, the Company adopted, effective January 1, 1992, two new accounting standards for income taxes and postretirement benefits, respectively. The adoption of these standards resulted in a cumulative charge to net income of $76 million, representing the effect on prior years of adopting the standards. Results in 1993 included certain significant items related to the U.K. North Sea's Piper field write-down, the benefit of a U.K. tax law change and the write-off of the Kuvlum prospect in Alaska. Also in 1993, the Company adopted, effective January 1, 1993, the new accounting standard for postemployment benefits, which resulted in a cumulative charge to net income of $4 million, representing the estimated future obligation for those employees currently under the long-term disability program. Excluding the special items and accounting changes described above, net income for 1991, 1992 and 1993 would have been $130 million, $109 million and $54 million, respectively. The 1993 earnings were negatively impacted by lower oil and Indonesian LNG prices and decreased interest income on refunds of prior years' Petroleum Revenue Tax. The 1993 results benefited from the elimination of preferred stock dividends and higher worldwide oil volumes.

     The Company cannot predict with any degree of certainty the prices it will receive in 1994 and future years for its crude oil, LNG, natural gas and ethylene. In addition, uncertainty in the Middle East, policies of oil exporting countries and worldwide demand for products affect the Company's sales. The Company's financial condition, operating results and liquidity may be materially affected by any significant fluctuations in its sales prices. The Company's ability to service its long-term obligations, including the Notes offered hereby, and to internally generate funds for capital expenditures will be similarly affected.

     The Company's overseas operations are subject to certain risks, including expropriation of assets, governmental reinterpretation of applicable law and contract terms, increases in taxes and government royalties, renegotiation of contracts with foreign governments, foreign government approvals of lease, permit or similar applications and of exploration and production plans, political instability and disputes between governments, payment delays, export restrictions, increased environmental regulations, limits on allowable levels of exploration and production and currency exchange losses and repatriation restrictions, as well as changes in laws and policies governing operations of companies with overseas operations generally. Foreign operations and investments may also be subject to laws and policies of the United States affecting foreign trade, investment and taxation that could affect the conduct and profitability of these operations.

     All of the Company's oil and gas activities are subject to the risks normally associated with exploration for and production of oil and gas. Also, the Company's activities are subject to stringent environmental regulations. The Company believes that its operations and facilities are in general compliance with existing environmental regulations. Nevertheless, the risks of substantive costs and liabilities are inherent in operations such as the Company's, and there can be no assurance that significant costs and liabilities will not be incurred in the future.

                                 OPERATING DATA

     The following summary of operating information has been derived from the supplementary oil and gas data to the Company's consolidated financial statements and other records of the Company and should be read in conjunction with such data in the Company's consolidated financial statements and notes thereto incorporated herein by reference. See "Incorporation of Certain Documents by Reference."

     The proved reserves and production statistics for the Company set forth below are net of royalties and operating interests owned by others, unless otherwise indicated.

                                                                   AT DECEMBER 31,
                                                  --------------------------------------------------
                                                   1989       1990       1991       1992       1993
                                                  ------     ------     ------     ------     ------
NET PROVED DEVELOPED AND UNDEVELOPED OIL AND GAS
  RESERVES:
  Crude oil, including condensate and natural
     gas
       liquids (millions of barrels)
     United Kingdom.............................      79         81         79         76         69
     Indonesia..................................      11         11         13         13         18
     Pakistan...................................       8          8          7          6          5
     United States(a)...........................      25         27         --         --         --
     Other International(b).....................       8          7          8         --         --
     Equity Partnerships(c).....................       9          4          5          5          6
                                                  ------     ------     ------     ------     ------
          Total.................................     140        138        112        100         98
                                                  ------     ------     ------     ------     ------
                                                  ------     ------     ------     ------     ------
  Natural gas (billion cubic feet)
     United Kingdom.............................      90         86         93         90        139
     Indonesia..................................     917        864        879        798      1,009
     Pakistan...................................     101        116        108        101        102
     United States(a)...........................     399        423         --         --         --
     Equity Partnerships(c).....................     506        309        321        295        389
                                                  ------     ------     ------     ------     ------
          Total.................................   2,013      1,798      1,401      1,284      1,639
                                                  ------     ------     ------     ------     ------
                                                  ------     ------     ------     ------     ------
NET PROVED DEVELOPED OIL AND GAS RESERVES:
  Crude oil, including condensate and natural
     gas
       liquids (millions of barrels)
     United Kingdom.............................      33         31         28         25         34
     Indonesia..................................       9          8         12         12         15
     Pakistan...................................       5          4          3          3          3
     United States(a)...........................      21         22         --         --         --
     Other International(b).....................       7          6          7         --         --
     Equity Partnerships(c).....................       7          3          4          5          5
                                                  ------     ------     ------     ------     ------
          Total.................................      82         74         54         45         57
                                                  ------     ------     ------     ------     ------
                                                  ------     ------     ------     ------     ------
  Natural gas (billion cubic feet)
     United Kingdom.............................      86         82         78         75        131
     Indonesia..................................     788        679        737        725        785
     Pakistan...................................      36         41         32         35         39
     United States(a)...........................     289        278         --         --         --
     Equity Partnerships(c).....................     425        241        267        267        300
                                                  ------     ------     ------     ------     ------
          Total.................................   1,624      1,321      1,114      1,102      1,255
                                                  ------     ------     ------     ------     ------
                                                  ------     ------     ------     ------     ------

- ------------

(a)  U.S. offshore and onshore reserves were sold during 1991.
(b)  Primarily relates to a service contract in Argentina under which Unola de Argentina,
     Ltd., formerly a wholly owned subsidiary of the Company ("Unola"), was paid a fee based on production. The Company sold Unola, which held a minority interest in that service contract, in January 1992.
(c)  Includes the U.S. reserves attributable to the Company's domestic partnerships, Unimar
     Company and Unicon Producing Company, through 1989.

                                                  YEARS ENDED DECEMBER 31,
                                   -------------------------------------------------------
                                    1989        1990        1991        1992        1993
                                   -------     -------     -------     -------     -------
NET PRODUCTION PER DAY:
  Crude oil, including
     condensate
       (thousands of barrels)
     United Kingdom(a).........          3          12          14          13          27
     Indonesia.................          4           3           4           5           6
     Pakistan..................          4           5           5           5           5
     Other International(b)....          4           4           4          --          --
     United States(c)..........          9           9           5          --          --
     Equity Partnerships
       United States(d)........          1          --          --          --          --
       Indonesia...............          2           1           1           2           2
                                   -------     -------     -------     -------     -------
          Total................         27          34          33          25          40
                                   -------     -------     -------     -------     -------
                                   -------     -------     -------     -------     -------
  Natural gas (million cubic
     feet)
     United Kingdom(a).........          8          14          10           7           8
     Indonesia(e)..............        211         234         232         244         242
     Pakistan..................         13          28          38          39          43
     United States(c)..........        215         206          68          --          --
     Equity Partnerships
       United States(d)........         36          16          --          --          --
       Indonesia(e)............         70          78          77          81          80
                                   -------     -------     -------     -------     -------
          Total................        553         576         425         371         373
                                   -------     -------     -------     -------     -------
                                   -------     -------     -------     -------     -------
AVERAGE SALES PRICE:
  Crude oil, including
     condensate
       (dollars per barrel)
     United Kingdom(a).........    $ 17.90     $ 21.78     $ 18.75     $ 18.47     $ 15.10
     Indonesia.................      19.41       22.92       19.38       20.69       17.26
     Pakistan..................      13.86       19.24       15.60       16.32       15.04
     Other International(b)....       6.35        7.84        9.06          --          --
     United States(c)..........      17.72       20.41       19.06          --          --
     Equity Partnerships
       United States(d)........      17.32          --          --          --          --
       Indonesia...............      19.41       22.92       19.38       20.69       17.26
  Natural gas (dollars per
       thousand cubic feet)
     United Kingdom(a).........       3.02        3.26        3.74        3.69        2.49
     Indonesia(e)..............       2.90        3.52        3.35        3.22        3.00
     Pakistan..................        .93        1.13        1.40        1.09        1.26
     United States(c)..........       1.93        1.84        1.46          --          --
     Equity Partnerships
       United States(d)........       2.02        1.86          --          --          --
       Indonesia(e)............       2.90        3.52        3.35        3.22        3.00

- ---------------

(a) Includes Piper activity after January 1993 and Claymore and Scapa activity from August 1989.

(b) Primarily represents a service fee received per barrel of production under a service contract in Argentina. The Company sold Unola, which held an interest in the service contract, in January 1992.

(c) Includes U.S. offshore and onshore results through April 5, 1991, and September 17, 1991, respectively.

(d) Represents U.S. activity through April and May 1990, respectively, for the Unimar and Unicon partnerships. Such production averaged less than 1,000 barrels per day on an annual basis in 1990.

(e) Includes gas consumed in the operation of the liquefied natural gas plant in the Company's Indonesian joint venture.

                            DESCRIPTION OF THE NOTES

     The Notes will be issued pursuant to an Indenture to be dated as of
          1994, (the "Indenture") among the Company, the Guarantors referred to below and The First National Bank of Chicago, as trustee (the "Trustee"), a copy of the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Notes and the Indenture, including the definitions therein of certain capitalized terms used but not defined herein.

GENERAL

     Each Note will mature on           , 2004, and will bear interest at the
rate per annum stated on the cover page hereof from           , 1994, payable
semiannually on           and           of each year, commencing           ,
1994, to the person in whose name the Note is registered at the close of business on the record date next preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Principal and interest will be payable at the offices of the Trustee and the Paying Agents, provided that, at the option of the Company, payment of interest will be made by check mailed to the address of the person entitled thereto as it appears in the register of the Notes (the "Note Register") maintained by the Registrar. The aggregate principal amount of the Notes that may be issued will be limited to $200,000,000. The Notes will be transferable and exchangeable at the office of the Registrar and any co-registrar and will be issued in fully registered form, without coupons, in denominations of $1,000 and any whole multiple thereof. The Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with certain transfers and exchanges.

RANKING AND GUARANTEES

     The Notes will be senior unsecured obligations of the Company and will rank pari passu in right of payment with the Company's obligations under the Credit Facility and the 8.25% Senior Notes due 1999 and senior in right of payment to all future indebtedness of the Company that is, by its terms, expressly subordinated to the Notes.

     The following Subsidiaries of the Company, each of which also is a guarantor of the Company's obligations under the Credit Facility (collectively, the "Guarantors"), will unconditionally guarantee (the "Guarantees") on a joint and several basis the Company's obligations to pay principal, premium, if any, and interest with respect to the Notes: Union Texas East Kalimantan Limited, Union Texas Petroleum Energy Corporation, Union Texas International Corporation, Union Texas Products Corporation and Unistar, Inc. Each of the Guarantees will be an unsecured obligation of the Guarantor providing such Guarantee, and will rank pari passu with the guarantee provided by such Guarantor under the Credit Facility and the 8.25% Senior Notes due 1999 and with all existing and future unsecured indebtedness of such Guarantor that is not, by its terms, expressly subordinated in right of payment to such Guarantee.

     Under the terms of the Indenture, a Guarantor may be released from its Guarantee if such Guarantor is not a guarantor of any Funded Indebtedness of the Company other than the Notes, provided that no Default or Event of Default under the Indenture has occurred and is continuing. The Indenture will also provide that if any Subsidiary of the Company guarantees any Funded Indebtedness of the Company other than the Notes at any time subsequent to the date on which the Notes are originally issued (including, without limitation, following any release of such Subsidiary from its Guarantee as described above), then the Company will cause the Notes to be equally and ratably guaranteed by such Subsidiary.

     The obligations of each Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. Each Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Guarantor in a pro rata amount based on the Adjusted Net Assets of each Guarantor.

     Although holders of the Notes will be direct creditors of a significant portion of the Company's operating Subsidiaries by virtue of the Guarantees, existing or future creditors of the Guarantors could avoid or subordinate Guarantees, in whole or in part, under fraudulent conveyance laws to the extent they were successful in establishing that (i) a Guarantee was incurred with intent to hinder, delay or defraud any present or future creditor or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (ii) any of the Guarantors did not receive fair consideration or reasonably equivalent value for issuing its Guarantee and that it (w) was insolvent at the time of such issuance, or (x) was rendered insolvent by reason of such issuance, or (y) was engaged in a business or transaction for which its assets constituted unreasonably small capital to carry on its business, or (z) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured. Under the circumstances referred to in clause (ii), but not clause (i), above, the provision of the Indenture described in the previous paragraph generally would limit the obligations of each Guarantor to the maximum amount that would not constitute a fraudulent conveyance or transfer under applicable law. To the extent any Guarantee was avoided as a fraudulent conveyance or held unenforceable for any other reason (or limited pursuant to such provision) the holders of the Notes would cease to have any claim (or, as applicable, have only a limited claim) in respect of a Guarantor, and would be solely creditors of the Company or any Guarantor whose Guarantee was not avoided or held unenforceable (or to the extent not so limited). In such event (and to the extent of any such limitation), the claims of the holders of the Notes would be subject to the prior payment of all liabilities and preferred stock claims of the Subsidiaries who were not valid Guarantors.

OPTIONAL REDEMPTION

     The Notes will be redeemable, at the option of the Company, at any time in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice mailed to each holder of Notes to be redeemed at the holder's address appearing in the Note Register, on any date prior to maturity at a price equal to 100% of the principal amount thereof plus accrued interest to the Redemption Date (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) plus a Make-Whole Premium, if any.

     The amount of the Make-Whole Premium with respect to any Note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

          (i) the sum of the present values, calculated as of the Redemption Date, of:

             (A) each interest payment that, but for such redemption, would have been payable on the Note (or portion thereof) being redeemed on each Interest Payment Date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

             (B) the principal amount that, but for such redemption, would have been payable at the final maturity of the Note (or portion thereof) being redeemed;

     over

          (ii) the principal amount of the Note (or portion thereof) being redeemed.

The present values of interest and principal payments referred to in clause (i) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below).

     The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company; provided, that if the Company fails to make such appointment at least 10 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Goldman, Sachs & Co. or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

     For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12 of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

     The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100 of 1%, with any figure of 1/200% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

     If less than all of the Notes are to be redeemed, the Trustee will select the Notes to be redeemed pro rata or by lot. The Trustee may select for redemption Notes and portions of Notes in amounts of $1,000 or whole multiples of $1,000, provided that if all of the Notes of a holder are to be redeemed, the entire outstanding amount of Notes held by such holder, even if not a whole multiple of $1,000, will be redeemed.

     The Notes will not be entitled to the benefit of any sinking fund or other mandatory redemption provisions.

CERTAIN COVENANTS

     Limitation on Liens. Nothing in the Indenture or the Notes will in any way limit the amount of indebtedness or securities (other than the Notes) that the Company or any of its Subsidiaries may issue, assume, guarantee or otherwise incur. The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any Indebtedness for borrowed money secured by any Lien on any property or asset now owned or hereafter acquired by the Company or such Restricted Subsidiary without making effective provision whereby any and all Notes then or thereafter outstanding will be secured by a Lien equally and ratably with any and all other obligations thereby secured for so long as any such obligations shall be so secured.

     The foregoing restriction will not, however, apply to:

          (a) Liens existing on the date on which the Notes are originally issued or provided for under the terms of agreements existing on such date;

          (b) Liens on property securing (i) all or any portion of the cost of exploration, drilling or development of such property, (ii) all or any portion of the cost of acquiring, constructing, altering, improving or repairing any property or assets, real or personal, or improvements used or to be used in connection with such property or (iii) Indebtedness incurred by the Company or any Restricted Subsidiary to provide funds for the activities set forth in clauses (i) and (ii) above;

          (c) Liens securing Indebtedness owed by a Restricted Subsidiary to the Company or to any other Restricted Subsidiary;

          (d) Liens on the property of any corporation or other entity existing at the time such corporation or other entity becomes a Subsidiary of the Company and not incurred as a result of (or in connection with or in anticipation of) such corporation or other entity becoming a Subsidiary of the Company, provided that such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries other than the property so acquired;

          (e) Liens on any property securing (i) Indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or (ii) Indebtedness issued or guaranteed by the United States or any State thereof or any department, agency or instrumentality of either;

          (f) any Lien on any asset securing Non-Recourse Indebtedness of the Company or any Restricted Subsidiary or on any asset of Union Texas East Kalimantan Limited securing Joint Venture Indebtedness;

          (g) any Lien extending, renewing or replacing (or successive extensions, renewals or replacements of) any Lien of any type permitted under clauses (a) through (f) above, provided that such Lien extends to or covers only the property that is subject to the Lien being extended, renewed or replaced;

          (h) certain Liens arising in the ordinary course of business of the Company and the Restricted Subsidiaries; or

          (i) Liens (exclusive of any Lien of any type otherwise permitted under clauses (a) through (h) above) securing Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount which, together with the aggregate amount of Attributable Indebtedness deemed to be outstanding in respect of all Sale/Leaseback Transactions entered into pursuant to clause (a) of the covenant described under "Limitation on Sale/Leaseback Transactions" below (exclusive of any such Sale/Leaseback Transactions otherwise permitted under clauses (a) through (h) above), does not at the time such Indebtedness is incurred exceed 10% of the Consolidated Net Worth of the Company (as shown in the most recent audited consolidated balance sheet of the Company and its Subsidiaries).

     The following types of transactions will not be prohibited or otherwise limited by the foregoing covenant: (i) the sale, granting of Liens with respect to, or other transfer of, crude oil, natural gas or other petroleum hydrocarbons in place for a period of time until, or in an amount such that, the transferee will realize therefrom a specified amount (however determined) of money or of such crude oil, natural gas or other petroleum hydrocarbons; (ii) the sale or other transfer of any other interest in property of the character commonly referred to as a production payment, overriding royalty, forward sale or similar interest; and (iii) the granting of Liens required by any contract or statute in order to permit the Company or any Restricted Subsidiary to perform any contract or subcontract made by it with or at the request of the United States or any State thereof or any department, agency or instrumentality of either, or to secure partial, progress, advance or other payments to the Company or any Restricted Subsidiary by such governmental unit pursuant to the provisions of any contract or statute.

     Limitation on Sale/Leaseback Transactions. The Indenture will provide that the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with any person (other than the Company or a Restricted Subsidiary) unless:

          (a) the Company or such Restricted Subsidiary would be entitled to incur Indebtedness, in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback

     Transaction, secured by a Lien on the property subject to such Sale/Leaseback Transaction pursuant to the covenant described under "Limitation on Liens" above without equally and ratably securing the Notes pursuant to such covenant;

          (b) after the date on which the Notes are originally issued and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, the Company or such Restricted Subsidiary shall have expended for property used or to be used in the ordinary course of business of the Company and the Restricted Subsidiaries (including amounts expended for the exploration, drilling or development thereof, and for additions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction and the Company shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (c) below); or

          (c) the Company, during the 12-month period after the effective date of such Sale/Leaseback Transaction, shall have applied to the voluntary defeasance or retirement of Notes or any Pari Passu Indebtedness an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction and the fair value, as determined by the Board of Directors of the Company, of such property at the time of entering into such Sale/Leaseback Transaction (in either case adjusted to reflect the remaining term of the lease and any amount expended by the Company as set forth in clause (b) above), less an amount equal to the principal amount of Notes and Pari Passu Indebtedness voluntarily defeased or retired by the Company within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction entered into by the Company or any Restricted Subsidiary during such period.

LIMITATIONS ON MERGERS AND CONSOLIDATIONS

     The Indenture will provide that neither the Company nor any Guarantor (other than any Guarantor that shall have been released from its Guarantee pursuant to the provisions of the Indenture) will consolidate or merge with or into any Person, or sell, lease, convey or otherwise dispose of all or substantially all of its assets, or assign any of its obligations under the Indenture or under the Notes, to any Person, unless: (i) the Person formed by or surviving such consolidation or merger (if other than the Company or such Guarantor, as the case may be), or to which such sale, lease, conveyance or other disposition or assignment shall be made (collectively, the "Successor"), is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia (or, in the case of a Guarantor organized under the laws of a jurisdiction outside the United States, a corporation organized and existing under the laws of such foreign jurisdiction) and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of the obligations of the Company or such Guarantor, as the case may be, under the Indenture and under the Notes; and (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

CERTAIN DEFINITIONS

     The following is a summary of certain defined terms to be used in the Indenture. Reference is made to the Indenture for the full definition of all such terms and for the definitions of other capitalized terms used herein and not defined below.

     "Adjusted Net Assets" of a Guarantor at any date shall mean the lesser of
(x) the amount by which the fair value of the property of such Guarantor at such date exceeds the total amount of liabilities, including, without limitation, the probable amount of contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), of such Guarantor at such date, but excluding liabilities under the Guarantee of such Guarantor, and (y) the amount by which the present fair saleable value of the assets of such Guarantor at such date exceeds the amount that will be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date and after giving effect to any collection from any subsidiary of such Guarantor in respect of any obligations of such subsidiary under the Guarantee of such Guarantor), excluding debt in respect of the Guarantee of such Guarantor, as they become absolute and matured.

     "Attributable Indebtedness," when used with respect to any Sale/Leaseback Transaction, means, as at the time of determination, the present value (discounted at a rate equivalent to the Company's then current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semiannual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Capitalized Lease Obligation" of any Person means any obligation of such Person to pay rent or other amounts under a lease of property, real or personal, that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles; and the amount of such obligation shall be the capitalized amount thereof determined in accordance with generally accepted accounting principles.

     "Consolidated Net Worth" of the Company means the consolidated stockholders' equity of the Company and its Subsidiaries, as determined in accordance with generally accepted accounting principles.

     "Funded Indebtedness" means all Indebtedness (including Indebtedness incurred under any revolving credit, letter of credit or working capital facility) that matures by its terms, or that is renewable at the option of any obligor thereon to a date, more than one year after the date on which such Indebtedness is originally incurred.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any interest rate swap agreement, foreign currency exchange agreement, interest rate collar agreement, option or futures contract or other similar agreement or arrangement relating to interest rates or foreign exchange rates.

     "Indebtedness" of any Person at any date means, without duplication, (i) all indebtedness of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit incurred by such Person in the ordinary course of business, (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness (other than Joint Venture Indebtedness) of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, (vii) all Indebtedness of others guaranteed by such Person to the extent of such guarantee and (viii) all Hedging Obligations of such Person.

     "Joint Venture Indebtedness" means obligations secured by a Lien on the interests of the Company or a Restricted Subsidiary, as the case may be, arising under production sharing contracts or related supply contracts, if such Lien covers ratably the interests of Pertamina, the Indonesian national oil company, and all production sharing contractors thereunder.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset (including, without limitation, any production payment, advance payment or similar arrangement with respect to minerals in place), whether or not filed, recorded or otherwise perfected under applicable law. For the purposes of the Indenture, the Company or any Restricted Subsidiary shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, Capitalized Lease Obligation (other than any Capitalized Lease Obligation relating to any building, structure, equipment or other property used or to be used in the ordinary course of business of the Company and the Restricted Subsidiaries) or other title retention agreement relating to such asset.

     "Non-Recourse Indebtedness" means, at any date, the aggregate amount at such date of Indebtedness of the Company or a Restricted Subsidiary in respect of which the recourse of the holder of such Indebtedness, whether direct or indirect and whether contingent or otherwise, is effectively limited to specified assets.

     "Pari Passu Indebtedness" means any Indebtedness of the Company, whether outstanding on the date on which the Notes are originally issued or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall be subordinated in right of payment to the Notes.

     "Restricted Subsidiary" means (i) each Subsidiary of the Company executing the Indenture (and listed under "Ranking and Guarantees" above), (ii) Union Texas Petroleum Limited, an English limited company, so long as it is a Subsidiary of the Company and (iii) any Subsidiary of the Company that is a successor corporation of any Subsidiary of the Company referred to in clauses
(i) and (ii). The status of any Subsidiary of the Company as a Restricted Subsidiary shall continue irrespective of any release of any Guarantee provided by such Subsidiary under the Indenture so long as it is a Subsidiary of the Company.

     "Sale/Leaseback Transaction" means any arrangement with any Person providing for the leasing by the Company or any Restricted Subsidiary, for a period of more than three years, of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person in contemplation of such leasing.

EVENTS OF DEFAULT

     An Event of Default will be defined in the Indenture as being: (i) default by the Company or any Guarantor for 30 days in payment of any interest on the Notes; (ii) default by the Company or any Guarantor in any payment of principal of or premium, if any, on the Notes; (iii) default by the Company or any Guarantor in performance of any other covenant or agreement in the Notes, the Guarantees or the Indenture which shall not have been remedied within 60 days after receipt of written notice by the Trustee or by the holders of at least 25% in principal amount of the Notes then outstanding; (iv) the acceleration of the maturity of any Indebtedness (other than the Notes or any Non-Recourse Indebtedness) of the Company or any Restricted Subsidiary having an outstanding principal amount of $20 million or more, individually, or in the aggregate, or a default in the payment of any principal or interest in respect of any Indebtedness (other than the Notes or any Non-Recourse Indebtedness) of the Company or any Restricted Subsidiary having an outstanding principal amount of $20 million or more individually or in the aggregate and such default shall be continuing for a period of 30 days without the Company or such Restricted Subsidiary, as the case may be, effecting a cure of such default; (v) a judgment or order for the payment of money in excess of $20 million (net of applicable insurance coverage which is acknowledged in writing by the insurer) having been rendered against the Company or any Restricted Subsidiary and such judgment or order shall continue unsatisfied and unstayed for a period of 30 days; or (vi) certain events involving bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary. Pursuant to the Indenture, Guarantors may not be released from their Guarantees if a default or Event of Default has occurred and is continuing. The obligations of any Subsidiary of the Company that becomes a Guarantor are not dependent upon whether such Subsidiary becomes a Guarantor prior to or after an Event of Default. The Indenture will provide that the Trustee may withhold notice to the holders of the Notes of any default or Event of Default (except in payment of principal of, or premium, if any, or interest on the Notes) if the Trustee considers it in the interest of the holders of the Notes to do so.

     The Indenture will provide that if an Event of Default occurs and is continuing with respect to the Indenture, the Trustee or the holders of not less than 25% in principal amount of the Notes outstanding may declare the principal of and premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or any Restricted Subsidiary occurs and is continuing, the principal of and premium, if any, and interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. The amount due and payable on the acceleration of any Note will be equal to 100% of the principal amount of such Note, plus accrued interest to the date of payment. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

     The Indenture will provide that no holder of a Note may pursue any remedy under the Indenture unless (i) the Trustee shall have received written notice of a continuing Event of Default, (ii) the Trustee shall have received a request from holders of at least 25% in principal amount of the Notes to pursue such remedy, (iii) the Trustee shall have been offered indemnity reasonably satisfactory to it and (iv) the Trustee shall have failed to act for a period of 60 days after receipt of such notice and offer of indemnity; however, such provision does not affect the right of a holder of a Note to sue for enforcement of any overdue payment thereon.

     The holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee under the Indenture, subject to certain limitations specified in the Indenture. The Indenture will require the annual filing by the Company with the Trustee of a written statement as to compliance with the covenants contained in the Indenture.

MODIFICATION AND WAIVER

     The Indenture will provide that modifications and amendments to the Indenture or the Notes may be made by the Company, the Guarantors and the Trustee with the consent of the holders of a majority in principal amount of the Notes then outstanding; provided that no such modification or amendment may, without the consent of the holder of each Note then outstanding affected thereby, (i) reduce the amount of Notes whose holders must consent to an amendment, supplement or waiver; (ii) reduce the rate of or change the time for payment of interest, including default interest, on any Note; (iii) reduce the principal of or change the fixed maturity of any Note or alter the premium or other provisions with respect to redemption; (iv) make any Note payable in money other than that stated in the Note; (v) impair the right to institute suit for the enforcement of any payment of principal of, or premium, if any, or interest on, any Note; (vi) make any change in the percentage of principal amount of Notes necessary to waive compliance with certain provisions of the Indenture; or
(vii) waive a continuing Default or Event of Default in the payment of principal of, or premium, if any, or interest on the Securities. The Indenture will provide that modifications and amendments of the Indenture may be made by the Company, the Guarantors and the Trustee without the consent of any holders of Notes in certain limited circumstances, including (a) to cure any ambiguity, omission, defect or inconsistency, (b) to provide for the assumption of the obligations of the Company or any Guarantor under the Indenture upon the merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company or any such Guarantor, (c) to provide for uncertificated Notes in addition to or in place of certificated Notes, (d) to reflect the release of any Guarantor from its Guarantee, or the addition of any Subsidiary of the Company as a Guarantor, in the manner provided by the Indenture, (e) to comply with any requirement in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act of 1939 or (f) to make any change that does not adversely affect the rights of any holder of Notes in any material respect.

     The Indenture will provide that the holders of a majority in aggregate principal amount of the Notes then outstanding may waive any existing default or Event of Default under the Indenture, except a default or Event of Default in the payment of principal, or premium, if any, or interest.

DISCHARGE AND TERMINATION

     Defeasance of Certain Obligations. The Indenture will provide that the Company and the Guarantors may terminate certain of their respective obligations under the Indenture, including those described under the section "Certain Covenants," if (i) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the Notes to maturity, and to pay all other sums payable by it hereunder, provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of said principal and interest with respect to the Notes as the same shall become due;
(ii) the Company delivers to the Trustee an Officer's Certificate stating that all conditions precedent to satisfaction and discharge of the Indenture have been complied with, and an Opinion of Counsel to the same effect; (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; and (iv) the Company shall have delivered to the Trustee an Opinion of Counsel from nationally recognized counsel acceptable to the Trustee or a tax ruling to the effect that the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of the Company's exercise of its option under such section and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such option had not been exercised. In order to have money available on a payment date to pay principal of or interest on the Notes, the U.S Government Obligations shall be payable as to principal or interest on or before such payment date in such amounts as will provide the necessary money. U.S. Government Obligations shall not be callable at the issuer's option. The Company's payment obligation and the Guarantors' Guarantees (among certain other obligations) shall survive until the Notes are no longer outstanding.

     Discharge. The Indenture will provide that the Indenture shall cease to be of further effect (subject to certain exceptions relating to compensation and indemnity of the Trustee and repayment to the Company of excess money or securities) when (i) either (A) all outstanding Notes theretofore authenticated and issued (other than destroyed, lost or stolen Notes that have been replaced or paid) have been delivered to the Trustee for cancellation; or (B) all outstanding Notes not theretofore delivered to the Trustee for cancellation: (x) have become due and payable, or (y) will become due and payable at their stated maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of clause (x), (y) or (z) above, has deposited or caused to be deposited with the Trustee as funds (immediately available to the holders in the case of clause (x)) in trust for such purpose an amount which, together with earnings thereon, will be sufficient to pay and discharge the entire indebtedness on such Notes for principal, premium, if any, and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the stated maturity or Redemption Date, as the case may be; (ii) the Company has paid all other sums payable by it under the Indenture; and (iii) the Company has delivered to the Trustee an Officer's Certificate stating that all conditions precedent to satisfaction and discharge of the Indenture have been complied with, together with an Opinion of Counsel to the same effect.

GOVERNING LAW

     The Indenture will provide that it will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to principles of conflicts of law.

THE TRUSTEE

     The First National Bank of Chicago will be the Trustee under the Indenture. Its address is One First National Plaza, Suite 0126, Chicago, IL 60670-0126. The Company has also appointed the Trustee as the initial Registrar and as one of the initial Paying Agents under the Indenture.

     The Indenture will contain certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is one of the lenders under the

Company's Credit Facility. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Trust Indenture Act of 1939), it must eliminate such conflict or resign.

     The Indenture will provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The Trustee will be under no obligation to exercise any of its powers under the Indenture at the request of any of the holders of the Notes, unless such holders shall have offered the Trustee indemnity reasonably satisfactory to it.

AUTHENTICATION

     Two officers of the Company will sign the Notes on behalf of the Company, and two officers of each Guarantor will sign the notation on the Notes relating to the Guarantee of such Guarantor on behalf of such Guarantor, in each case by manual or facsimile signature. The Company's seal will be reproduced on the Notes and may be in facsimile form. A note will not be valid until the Trustee or an authenticating agent manually signs the certificate of authentication on the Note. Each Note will be dated the date of its authentication.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the principal amount of the Notes set forth opposite its name below.

                                                                             PRINCIPAL
                                                                              AMOUNT
         UNDERWRITER                                                         OF NOTES
         -----------                                                       -------------
    Goldman, Sachs & Co. ................................................  $
    Chemical Securities Inc..............................................
    J.P. Morgan Securities Inc...........................................
    Salomon Brothers Inc.................................................
                                                                           -------------
        Total............................................................  $ 200,000,000
                                                                           -------------
                                                                           -------------

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes offered hereby, if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of           % of the principal amount of the Notes. The Underwriters
may allow, and such dealers may reallow, a concession not to exceed           %
of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.


     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. Although the Notes have been approved for listing on the New York Stock Exchange subject to official notice of issuance, no assurance can be given that an active public trading market for the Notes will develop. The absence of an active public trading market could have an adverse effect on the liquidity and value of the Notes.


     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The Underwriters have in the past and may in the future provide investment banking and other related services to the Company and its affiliates in the ordinary course of their respective businesses. In addition, in the ordinary course of their respective businesses, affiliates of Chemical Securities Inc. and J.P. Morgan Securities Inc. have engaged, and may in the future engage, in commercial banking transactions with the Company and its affiliates. As discussed under "Use of Proceeds," the Company intends to use a portion of the proceeds from the offering of the Notes to repay certain bank debt, and affiliates of Chemical Securities Inc. and J.P. Morgan Securities Inc. are, among others, lenders of such bank debt.

                                 LEGAL MATTERS

     Certain legal matters regarding the issuance of the Notes have been passed upon by the Company's General Counsel, Newton W. Wilson, III. As of the date of this Prospectus, Mr. Wilson owned approximately 6,400 shares of Common Stock of the Company (excluding shares held indirectly by Mr. Wilson in the Company's Savings Plan for Salaried Employees) and options to purchase 143,053 shares of Common Stock (including options which are not yet vested). Certain legal matters in connection with the Notes will also be passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Union Texas Petroleum Holdings, Inc. for the year ended December 31, 1993, have been so incorporated in reliance on the report of Price Waterhouse, independent accountants, given on the authority of said firm as experts in auditing and accounting.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------

                               TABLE OF CONTENTS


                                         PAGE
                                         ---
Available Information..................    2
Incorporation of Certain Documents by
  Reference............................    2
The Company............................    3
Use of Proceeds........................    4
Capitalization.........................    5
Selected Consolidated Financial Data...    6
Operating Data.........................    9
Description of the Notes...............   11
Underwriting...........................   20
Legal Matters..........................   21
Experts................................   21

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  $200,000,000

                                  UNION TEXAS
                            PETROLEUM HOLDINGS, INC.

                                        % SENIOR NOTES
                                    DUE 2004

                             ---------------------

              (LOGO)         UNION TEXAS PETROLEUM

                             ---------------------
                              GOLDMAN, SACHS & CO.
                            CHEMICAL SECURITIES INC.
                          J.P. MORGAN SECURITIES INC.
                              SALOMON BROTHERS INC


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     An itemized statement of the estimated amount of all expenses in connection with the distribution of the securities registered hereby, all of which will be paid by the Company, is as follows:

        Registration fee.................................................  $  68,966
        Blue Sky fees and expenses.......................................     15,000
        Printing and engraving expenses..................................     80,000
        Legal fees and expenses..........................................    100,000
        Accounting fees and expenses.....................................    100,000
        Rating agencies' fees and expenses...............................     70,000
        Trustee's and registrar's fees...................................      4,000
        Miscellaneous fees and expenses..................................     12,034
                                                                           ---------
               Total.....................................................  $ 450,000
                                                                           ---------
                                                                           ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law, inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. The Company maintains policies insuring its and its subsidiaries' officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

     The Bylaws for each Registrant other than Union Texas East Kalimantan Limited provide for indemnification of the directors and officers of the Registrant to the full extent permitted by law, as now in effect or later amended. In addition, the Bylaws provide for indemnification against expenses incurred by a director or officer to be paid by the Registrant at reasonable intervals in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified by the Registrant. The Bylaws further provide for a contractual cause of action on the part of directors and officers of each Registrant for indemnification claims which have not been paid by the Registrant. The

Articles of Association of Union Texas East Kalimantan Limited provide for indemnification of directors and officers except for wilful neglect or default.

     The Company also has provided liability insurance for each director and officer for certain losses arising from claims or charges against them while acting in their capacities as directors or officers of each Registrant.

     The Certificate of Incorporation for each Registration other than Union Texas East Kalimantan Limited limits under certain circumstances the liability of each Registrant's directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to the declaration of dividends and purchase or redemption of shares in violation of the Delaware General Corporation Law) or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16. EXHIBITS

           *1.1      -- Form of Underwriting Agreement.
            3.1      -- Certificate of Incorporation of each Registrant (the Company's
                        Certificate of Incorporation is incorporated by reference from the identical exhibit number in Post Effective Amendment No. 1 to the
                        Company's Registration Statement No. 33-12800; the Guarantors'
                        certificates of incorporation are incorporated by reference from the identical exhibit number in the Company's Registration Statement No.
                        33-52400).
           *3.2      -- Bylaws, as amended, of Union Texas Petroleum Energy Corporation.
           *3.3      -- Bylaws, as amended, of Union Texas International Corporation.
           *3.4      -- Bylaws, as amended, of Union Texas Products Corporation.
            3.5      -- Bylaws of each other Registrant, as amended (the Company's Bylaws were filed as Exhibit 3.1 to the Company's Form 8-K dated February 4,
                        1993 (Commission File No. 1-9019) and are incorporated herein by reference, and the remaining Guarantors' Bylaws were filed as Exhibit
                        3.2 to the Company's Registration Statement No. 33-52400 and are
                        incorporated herein by reference).
           *4.1      -- Form of Indenture.
           *4.2      -- Form of Note (included in Exhibit 4.1).
           *5.1      -- Opinion of legal counsel regarding legality of securities being registered.
           10.1      -- Credit Agreement, dated as of August 31, 1992, among the Company, the
                        Banks listed therein and NationsBank of Texas, N.A., as Agent, and
                        The First National Bank of Chicago and Union Bank of Switzerland,
                        Houston Agency, as Co-Agents (incorporated by reference from the identical exhibit number in the Company's Registration Statement No.
                        33-52400).
           10.2      -- First Amendment to Credit Agreement, dated as of September 30, 1992, among the Company, the Banks listed therein and NationsBank of Texas,
                        N.A., as Agent, and The First National Bank of Chicago and Union Bank
                        of Switzerland, Houston Agency, as Co-Agents (incorporated by reference from the identical exhibit number in the Company's
                        Registration Statement No. 33-52400).
           10.3      -- The Indenture for the 8.25% Notes, dated as of November 15, 1992, among the Company, the Guarantors and State Street Bank and Trust
                        Company (incorporated by reference from Exhibit 4.1 in Amendment No.
                        2 to the Company's Registration Statement No. 33-52400).
          *12.1      -- Computation of Ratio of Earnings to Fixed Charges.

          **12.2     -- Computation of Pro Forma Ratio of Earnings to Fixed Charges.
          **23.1     -- Consent of Price Waterhouse.
          *23.2      -- Consent of legal counsel (included in Exhibit 5.1).
          *24.1      -- Power of Attorney included in Part II of the Registration Statement.
          *25.1      -- Statement of Eligibility of Trustee on Form T-1.


- ------------


 * Previously filed.



** Filed herewith.


ITEM 17. UNDERTAKINGS

     Each undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Each undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of each Registrant pursuant to the provisions in Item 15 above, or otherwise, each Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer or controlling person of such Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF HOUSTON, STATE OF TEXAS, ON APRIL 19, 1994.


                                          UNION TEXAS PETROLEUM HOLDINGS, INC.

                                          By:     /s/ LARRY D. KALMBACH
                                                     Larry D. Kalmbach
                                                 Vice President -- Finance


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                  SIGNATURE                                TITLE                   DATE
- ---------------------------------------------  ------------------------------------------------
                          *                    Chairman of the Board and         April 19, 1994
             (A. Clark Johnson)                  Chief Executive Officer
                                                 (Principal Executive
                                                 Officer)
               /s/  LARRY D. KALMBACH          Vice President -- Finance         April 19, 1994
             (Larry D. Kalmbach)                 (Principal Financial
                                                 Officer)
                          *                    Vice President and Controller     April 19, 1994
            (Donald M. McMullan)                 (Principal Accounting
                                                 Officer)
                          *                    Director                          April 19, 1994
               (Glenn A. Cox)
                          *                    Director                          April 19, 1994
                (Saul A. Fox)
                                               Director
             (Edward A. Gilhuly)
                          *                    Director                          April 19, 1994
           (James H. Greene, Jr.)
                          *                    Director                          April 19, 1994
              (Henry R. Kravis)
                          *                    Director                          April 19, 1994
           (Michael W. Michelson)
                          *                    Director                          April 19, 1994
             (Stanley P. Porter)
                          *                    Director                          April 19, 1994
             (George R. Roberts)
                          *                    Director                          April 19, 1994
             (Richard R. Shinn)
                          *                    Director                          April 19, 1994
              (Sellers Stough)
        *      /s/  LARRY D. KALMBACH                                            April 19, 1994
             (Larry D. Kalmbach)
              Attorney-in-Fact

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF HOUSTON, STATE OF TEXAS, ON APRIL 19, 1994.


                                        UNION TEXAS EAST KALIMANTAN LIMITED

                                        By:     /s/  LARRY D. KALMBACH
                                                     Larry D. Kalmbach
                                                      Vice President


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                  SIGNATURE                                TITLE                   DATE
- ---------------------------------------------  ------------------------------------------------
                          *                    Director and President            April 19, 1994
          (Arthur W. Peabody, Jr.)               (Principal Executive
                                                 Officer)
               /s/  LARRY D. KALMBACH          Director and Vice President       April 19, 1994
             (Larry D. Kalmbach)                 (Principal Financial
                                                 Officer)
                          *                    Controller (Principal             April 19, 1994
              (Robert V. Deere)                  Accounting Officer)
                          *                    Director                          April 19, 1994
              (Johnnie J. Cox)
                          *                    Director                          April 19, 1994
              (James E. Knight)
                          *                    Director                          April 19, 1994
             (William M. Krips)
                          *                    Director                          April 19, 1994
           (Newton W. Wilson, III)
        *      /s/  LARRY D. KALMBACH                                            April 19, 1994
             (Larry D. Kalmbach)
              Attorney-in-Fact

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF HOUSTON, STATE OF TEXAS, ON APRIL 19, 1994.


                                        UNION TEXAS PETROLEUM ENERGY
                                          CORPORATION

                                        By:     /s/  LARRY D. KALMBACH
                                                     Larry D. Kalmbach
                                                      Vice President


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                  SIGNATURE                                TITLE                   DATE
- ---------------------------------------------  ------------------------------------------------
                          *                    Director and President            April 19, 1994
          (Arthur W. Peabody, Jr.)               (Principal Executive
                                                 Officer)
               /s/  LARRY D. KALMBACH          Director and Vice President       April 19, 1994
             (Larry D. Kalmbach)                 (Principal Financial
                                                 Officer)
                          *                    Controller (Principal             April 19, 1994
              (Robert V. Deere)                  Accounting Officer)
                          *                    Director                          April 19, 1994
              (James E. Knight)
                          *                    Director                          April 19, 1994
             (William M. Krips)
        *      /s/  LARRY D. KALMBACH                                            April 19, 1994
             (Larry D. Kalmbach)
              Attorney-in-Fact

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF HOUSTON, STATE OF TEXAS, ON APRIL 19, 1994.


                                        UNION TEXAS INTERNATIONAL CORPORATION

                                        By:     /s/  LARRY D. KALMBACH
                                                     Larry D. Kalmbach
                                                      Vice President


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                  SIGNATURE                                TITLE                   DATE
- ---------------------------------------------  ------------------------------------------------
                          *                    Director and President            April 19, 1994
             (William M. Krips)                  (Principal Executive
                                                 Officer)
               /s/  LARRY D. KALMBACH          Director and Vice President       April 19, 1994
             (Larry D. Kalmbach)                 (Principal Financial
                                                 Officer)
                         *                     Controller (Principal             April 19, 1994
              (Robert V. Deere)                  Accounting Officer)
                         *                     Director                          April 19, 1994
              (James E. Knight)
                         *                     Director                          April 19, 1994
          (Arthur W. Peabody, Jr.)
        *      /s/  LARRY D. KALMBACH                                            April 19, 1994
             (Larry D. Kalmbach)
              Attorney-in-Fact

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF HOUSTON, STATE OF TEXAS, ON APRIL 19, 1994.


                                        UNION TEXAS PRODUCTS CORPORATION

                                        By:     /s/  LARRY D. KALMBACH
                                                     Larry D. Kalmbach
                                                      Vice President


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                  SIGNATURE                                TITLE                   DATE
- ---------------------------------------------  ------------------------------------------------
                          *                    Director and President            April 19, 1994
          (Arthur W. Peabody, Jr.)               (Principal Executive
                                                 Officer)
               /s/  LARRY D. KALMBACH          Director and Vice President       April 19, 1994
             (Larry D. Kalmbach)                 (Principal Financial
                                                 Officer)
                          *                    Controller (Principal             April 19, 1994
                (C. J. Smith)                    Accounting Officer)
                          *                    Director                          April 19, 1994
             (William M. Krips)
        *      /s/  LARRY D. KALMBACH                                            April 19, 1994
             (Larry D. Kalmbach)
              Attorney-in-Fact

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO ITS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF HOUSTON, STATE OF TEXAS, ON APRIL 19, 1994.


                                        UNISTAR, INC.

                                        By:     /s/  LARRY D. KALMBACH
                                                     Larry D. Kalmbach
                                                      Vice President


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                  SIGNATURE                                TITLE                   DATE
- ---------------------------------------------  ------------------------------------------------
                          *                    Director and President            April 19, 1994
          (Arthur W. Peabody, Jr.)               (Principal Executive
                                                 Officer)
               /s/  LARRY D. KALMBACH          Director and Vice President       April 19, 1994
             (Larry D. Kalmbach)                 (Principal Financial
                                                 Officer)
                          *                    Controller (Principal             April 19, 1994
              (Robert V. Deere)                  Accounting Officer)
                          *                    Director                          April 19, 1994
             (William M. Krips)
        *      /s/  LARRY D. KALMBACH                                            April 19, 1994
             (Larry D. Kalmbach)
              Attorney-in-Fact

                               INDEX TO EXHIBITS



           *1.1      -- Form of Underwriting Agreement.
            3.1      -- Certificate of Incorporation of each Registrant (the Company's
                        Certificate of Incorporation is incorporated by reference from the identical exhibit number in Post Effective Amendment No. 1 to the
                        Company's Registration Statement No. 33-12800; the Guarantors'
                        certificates of incorporation are incorporated by reference from the identical exhibit number in the Company's Registration Statement No.
                        33-52400).
           *3.2      -- Bylaws, as amended, of Union Texas Petroleum Energy Corporation.
           *3.3      -- Bylaws, as amended, of Union Texas International Corporation.
           *3.4      -- Bylaws, as amended, of Union Texas Products Corporation.
            3.5      -- Bylaws of each other Registrant, as amended (the Company's Bylaws were filed as Exhibit 3.1 to the Company's Form 8-K dated February 4,
                        1993 (Commission File No. 1-9019) and are incorporated herein by reference, and the remaining Guarantors' Bylaws were filed as Exhibit
                        3.2 to the Company's Registration Statement No. 33-52400 and are
                        incorporated herein by reference).
           *4.1      -- Form of Indenture.
           *4.2      -- Form of Note (included in Exhibit 4.1).
           *5.1      -- Opinion of legal counsel regarding legality of securities being registered.
           10.1      -- Credit Agreement, dated as of August 31, 1992, among the Company, the
                        Banks listed therein and NationsBank of Texas, N.A., as Agent, and
                        The First National Bank of Chicago and Union Bank of Switzerland,
                        Houston Agency, as Co-Agents (incorporated by reference from the identical exhibit number in the Company's Registration Statement No.
                        33-52400).
           10.2      -- First Amendment to Credit Agreement, dated as of September 30, 1992, among the Company, the Banks listed therein and NationsBank of Texas,
                        N.A., as Agent, and The First National Bank of Chicago and Union Bank
                        of Switzerland, Houston Agency, as Co-Agents (incorporated by reference from the identical exhibit number in the Company's
                        Registration Statement No. 33-52400).
           10.3      -- The Indenture for the 8.25% Notes, dated as of November 15, 1992, among the Company, the Guarantors and State Street Bank and Trust
                        Company (incorporated by reference from Exhibit 4.1 in Amendment No.
                        2 to the Company's Registration Statement No. 33-52400).
          *12.1      -- Computation of Ratio of Earnings to Fixed Charges.
         **12.2      -- Computation of Pro Forma Ratio of Earnings to Fixed Charges.
         **23.1      -- Consent of Price Waterhouse.
          *23.2      -- Consent of legal counsel (included in Exhibit 5.1).
          *24.1      -- Power of Attorney included in Part II of the Registration Statement.
          *25.1      -- Statement of Eligibility of Trustee on Form T-1.


- ------------

 * Previously filed.

** Filed herewith.